Addendum to Management Agreement between

Lord Abbett Bond-Debenture Fund, Inc.

and

Lord, Abbett & Co. LLC

Dated: January 1, 2006 (the “Agreement”)

Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Bond-Debenture Fund, Inc. (the “Fund”) do hereby agree that the annual management fee rate for the Fund with respect to paragraph 2 of the Agreement shall be as follows: 0.50 of 1% of the first $500 million of the Fund’s average daily net assets; 0.45 of 1% of the next $9.5 billion of such assets; and 0.40 of 1% of such assets in excess of $10 billion.

For purposes of Section 15 (a) of the Act, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

LORD, ABBETT & CO. LLC

BY:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

LORD ABBETT
BOND-DEBENTURE FUND, INC.

BY:	/s/ Christina T. Simmons
Christina T. Simmons
Vice President & Assistant Secretary